UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. 2)*

Atlas Energy, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

04930A104

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 04930A104
1		NAMES OF REPORTING PERSONS
MSDC Management, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,940,944
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,940,944
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,944
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
3.8% 1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 51,354,822 shares of Common Units outstanding as of November 1, 2012 as reported in the Company's Form 10-Q filed on November 8, 2012.

SCHEDULE 13G

CUSIP NO. 04930A104
1		NAMES OF REPORTING PERSONS
MSD Energy Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,940,944
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,940,944
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,944
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
3.8% 1
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1
The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 51,354,822 shares of Common Units outstanding as of November 1, 2012 as reported in the Company's Form 10-Q filed on November 8, 2012.

SCHEDULE 13G

CUSIP NO.  04930A104

Item 1(a)         Name of Issuer:

The name of the issuer is Atlas Energy, L.P. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, Pennsylvania 15275.

Item 2(a)	Name of Person Filing:

This statement is jointly filed by and on behalf of each of MSDC Management, L.P. (“MSDC”) and MSD Energy Partners, L.P. (“MSD Energy Partners” and, together with MSDC, the “Reporting Persons”).  MSD Energy Partners is the direct owner of the securities covered by this statement.  MSDC is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Energy Partners.  MSDC Management (GP), LLC (“MSDC GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSDC.  Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSDC GP.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

See Item 4 on the cover pages hereto.

Item 2(d)	Title of Class of Securities:

Common Units Representing Limited Partnership Interests

Item 2(e)	CUSIP No.:

04930A104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

CUSIP NO. 04930A104

Item 4	Ownership:

A.	MSDC Management, L.P.

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

B.	MSD Energy Partners, L.P.

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

C.	MSDC Management (GP), LLC

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

D.	Glenn R. Fuhrman

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

E.	John C. Phelan

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

F.	Marc R. Lisker

(a)	Amount beneficially owned: 1,940,944

(b)	Percent of class: 3.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,940,944

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 1,940,944

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 04930A104
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013
MSDC Management, L.P.

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

CUSIP NO. 04930A104

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2013.

CUSIP NO. 04930A104

Exhibit 99.1

JOINT FILING AGREEMENT

February 14, 2013

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date:  February 14, 2013

MSDC Management, L.P.

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager

MSD Energy Partners, L.P.

By: MSDC Management, L.P.
Its: Investment Manager

By: MSDC Management (GP), LLC
Its: General Partner

By: /s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Manager